06002839

SECURIT[illegible] [illegible]SION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 66684

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCG ADVISORS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

SEC MAIL PROCESSING SECTION
FEB 27 2006
WASH. D.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue (Suite 3950)
(No. and Street)

New York (City) New York (State) 10167 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Edward Carter 212-792-4040
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass and Company, PC
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAY 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, C. Edward Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCG Advisors, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Managing Director

Title

Notary Public

LINDA M. GOLDSTEIN
NOTARY PUBLIC
STATE OF NEW YORK
NO.43-4890597
MY COMM. EXP. APRIL 27,2007

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Member's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TCG ADVISORS, LLC
(a development stage company)

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

TCG ADVISORS, LLC
(a development stage company)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member
TCG Advisors, LLC

We have audited the accompanying statement of financial condition of TCG Advisors, LLC (a development stage company) (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of TCG Advisors, LLC (a development stage company) as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not completed any securities transactions since inception and thus has not generated any revenues. Since the generation of revenues and additional capital contributions from the Company's parent cannot be assured, these circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 12, 2006

TCG ADVISORS, LLC
(a development stage company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

Asset, cash	$	29,760
LIABILITY AND MEMBER'S EQUITY		
Liability,		
due to member		15,220
Total liabilities		15,220
Deficit accumulated during the development stage		-
Member's equity		14,540
	$	29,760

See accompanying notes to financial statements.

1. Nature of business

TCG Advisors, LLC (a development stage company) (the "Company"), a wholly-owned subsidiary of TCG Financial Partners (TCG), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company was organized in Delaware on September 6, 2004 and became a member of the NASD on April 6, 2005. The Company's operations consist principally of providing investment banking services. The Company had not completed any securities transactions as of January 12, 2006.

The Company is in the development stage as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises." As of December 31, 2005, the Company had generated no revenues and devoted its efforts primarily to start-up activities.

2. Summary of significant accounting policies

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and, accordingly, does not record a provision for income taxes because the sole member reports its share of the Company's income or loss on its income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. The Company has not completed any securities transactions since inception and thus has not generated any revenues. Based on the lack of revenues to date, management has begun reducing its expense levels through an overall cost reduction plan that will include such items as headcount reductions and corresponding office space reductions. Management will continue to monitor the situation over the near term to determine if further actions need to be taken.

These circumstances raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. Net capital requirement

As a member of the NASD, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the initial year of operations, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was $14,540, which was $9,540 in excess of its minimum requirement of $5,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Related party transactions

During February of 2005, the Company entered into an expense sharing agreement with TCG Financial Partners, LLC (TCG), whereby TCG is to provide office and administrative services for the Company for a monthly fee of $1,000, payable in arrears.

At December 31, 2005, the Company owed $15,220 to TCG, its sole member. The balance arose from the payment of various expenses by TCG on behalf of the Company and the balance due per the Expense Sharing Agreement with TCG.

6. Concentration of credit risk

The Company maintains its cash balance in one financial institution. The balance is insured by the Federal Deposit Insurance Corporation up to $100,000.